UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

July 19, 2006

Commission File Number: 000-30134

CDC Corporation ———————————————————————————————————
(Translation of registrant’s name into English)

Cayman Islands ———————————————————————————————————
(Jurisdiction of incorporation or organization)

33/F Citicorp Centre 18 Whitfield Road Causeway Bay Hong Kong
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

 Other Events.

Effective April 12, 2006, the Company entered into an agreement with Asia
Pacific Online Limited (“APOL”) to provide the services of Mr. Peter Yip as the Company’s chief executive officer and vice chairman.  The Agreement is for an initial term of three years, and is automatically renewable for successive terms of one year each.

In consideration of providing the services of Mr. Yip, the Company has agreed to provide APOL consideration consisting of cash remuneration of US$1 per annum; a grant of options to purchase 2.4 million shares of the Company which options vest quarterly over a three year period (the “Quarterly Vest
Options”); and a grant of options to purchase up to 2,399,999 shares of the
Company which options vest in installments upon the achievement of specified milestones which include the following (the “Contingent Options”):

- a public listing of the Company’s software related business
- a listing of China.com Inc. outside of Hong Kong or a move of
        China.com’s listing to the main board of the Hong Kong Stock Exchange
- a public listing the Company’s on-line games business
- a public listing of any other business acquired by the Company after the date of this Agreement or the acquisition of at least 20% of a company listed on a recognized stock exchange
- a public listing of any other businesses of the Company.

The consideration will be reviewed at the end of the initial term.

If the Agreement is terminated for a reason other than cause, Mr. Yip’s death or by APOL by giving 6 months advance notice, the Quarterly Vest Options accelerate and fully vest.  In addition, in the event that Mr. Yip’s death or disability is tangibly related to the performance of the duties by Mr. Yip for the Company, then the Quarterly Vest Options shall accelerate and fully vest.

In the event a change of control of the Company occurs, and the Agreement is terminated for a reason other than cause, Mr. Yip’s death or by APOL giving 6 months advance notice of termination, then the Quarterly Vest Options and the
Contingent Options shall accelerate and fully vest.  In addition, in the event a change of control of the Company occurs, and Mr. Yip remains in good standing with the Company or its successor through the first anniversary of such change in control, then the Quarterly Vest Options and the Contingent
Options shall accelerate and fully vest.   A change of control shall be deemed
to occur in the event any person, other than the Company or APOL, becomes the owner of 20% or more of the combined voting power the Company’s outstanding securities.

The Company will reimburse APOL for Mr. Yip’s reasonable expenses incurred in the performance of his duties related to travel and entertaining in accordance with the policies of the Company.

In addition, as long as APOL holds at least 5% of the shares of the Company,
APOL will be entitled to nominate one director to the Company’s board, subject to the shareholders electing such nominee as a director at the next general meeting of shareholders. APOL and Mr. Yip have also agreed to a non-competition period of 12 months after the termination of the Agreement.
In addition, the Company has agreed to reimburse all medical expenses incurred by Mr. Yip and his immediate family during the past 36 months.

Exhibit   Description

1.1       Press release dated July 19, 2006
          CDC Software Extends Industry Leadership with the Introduction of Pivotal CRM 5.9

1.2       Press release dated July 24, 2006
          CDC Corporation Exceeds Estimates for Both Total Revenue and
          Adjusted Net Income in Preliminary Financial Results for the
          Second Quarter of 2006

1.3       Press release dated July 25, 2006
          CDC Corporation Withdraws Its $5.00 per Share All Cash Tender
          Offer for Onyx Software Corporation

1.4       Press release dated July 25, 2006
          Eric Musser Promoted to President of CDC Software

1.5       Press release dated July 26, 2006
          CDC Corporation Board Approves New US$20 Million Share Repurchase
          Program

1.6       Press release dated July 27, 2006
          CDC Games Celebrates First Anniversary of Its Leading Online Game
          Yulgang

1.7       Press release dated August 7, 2006
          Triangle Brick Gains Competitive Advantage with Ross Systems’
          Enterprise Performance Management Solution

1.8       Press release dated August 8, 2006
          CDC Software Partners with Leading UK Mortgage Solutions Provider
          Dashboard Enterprises

1.9       Executive Services (CEO) Agreement between CDC Corporation Limited and Asia Pacific Online Limited effective as of April 12, 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CDC Corporation

Date: August 8, 2006	By:	John Clough
	Name:	John Clough
	Title:	Director

EXHIBIT INDEX

Exhibit No.	Description

1.1	Press release dated 19, 2006 -- CDC Software Extends Industry Leadership with the Introduction of Pivotal CRM 5.9
1.2	Press release dated 24, 2006 -- CDC Corporation Exceeds Estimates for Both Total Revenue and Adjusted Net Income in Preliminary Financial Results for the Second Quarter of 2006
1.3	Press release dated 25, 2006 -- CDC Corporation Withdraws Its $5.00 per Share All Cash Tender Offer for Onyx Software Corporation
1.4	Press release dated July 25, 2006 -- Eric Musser Promoted to President of CDC Software
1.5	Press release dated July 26, 2006 -- CDC Corporation Board Approves New US$20 Million Share Repurchase Program
1.6	Press release dated July 27, 2006 -- CDC Games Celebrates First Anniversary of Its Leading Online Game Yulgang
1.7	Press release dated August 7, 2006 -- Triangle Brick Gains Competitive Advantage with Ross Systems’ Enterprise Performance Management Solution
1.8	Press release dated August 8, 2006 -- CDC Software Partners with Leading UK Mortgage Solutions Provider Dashboard Enterprises
1.9	Executive Services (CEO) Agreement between CDC Corporation Limited and Asia Pacific Online Limited effective as of April 12, 2006